Exhibit 99.16
NEWS RELEASE
FOR IMMEDIATE RELEASE:
July 15, 2010
STUDENT TRANSPORTATION CONTINUES GROWTH THROUGH
ACQUISITION
Expansion into Northern Ontario Creates New Opportunities
Barrie, ON (July 15, 2010) — Student Transportation of Canada (“STC”), an operating subsidiary of Student Transportation Inc. (TSX: STB) today announced it has completed the acquisition of Leuschen Bros. Limited (“Leuschen”), a school bus operator based in Sudbury, Ontario. The transaction and closing were contingent upon meeting certain conditions and receiving various consents and renewals, which have been obtained. Management said the transaction is immediately accretive to shareholders of its common stock. While the purchase price was not disclosed, the company funded the deal through its credit facility. Leuschen will add over 250 vehicles from three new locations and increase STC’s net revenues by $12.0 million, a 20 percent increase for that subsidiary year over year.
“Leuschen is a fantastic company and a great acquisition for us,” said Denis J. Gallagher, Chairman and Chief Executive Officer of STC and its parent company. “The company adds Canadian revenues and cash flows which increase the natural hedge for our continued dividend program. It also increases regional density to our management and operations in Ontario and opens up a new, strategic area of expansion for us in the province. Like so many other great acquisitions we have completed, this is a family business like ours. Since 1952, the Leuschen family and its management team have earned an outstanding reputation in the pupil transportation industry and we are extremely pleased they chose to partner with us. We are excited to work with them as we get ready for the new school year. “
Leuschen’s main school bus transportation contract was recently tendered and currently runs through June 2016 with agreed upon annual rate increases. Additionally, Leuschen provides transportation services to physically disabled residents of Greater Sudbury, operating as part of the city’s Handi-Transit system.

“As we continue to grow, we may see other forms of ‘contracted transportation,’ similar to ours, such as transportation for our aging population and transportation for the physically challenged, as a natural fit for future expansion. These services are a good fit for the Leuschen operations and we see them as potential growth opportunities for us as well,“ Gallagher said.
“We have seen an increase in the tendering process this year in the province and, as a result, have won some and lost some business. We currently have approximately 6 percent of the school transportation market in Ontario and are well-positioned for the long term. This new acquisition continues to build on our platform and the strengths of our long-term business objectives.”
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About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. is North America’s third-largest and most progressive school bus transportation services company, operating more than 6,500 vehicles. Student Transportation of Canada Inc., a wholly owned subsidiary of STI and its family of local companies, delivers safe, reliable and cost-effective transportation solutions to school districts throughout Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable securities laws, which reflects the expectations of management regarding Student Transportation Inc. results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Student Transportation Inc. growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “track”, “targeted”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions suggesting future outcomes or events. These forward looking statements reflect Student Transportation Inc. current expectations regarding anticipated future events, results, circumstances, performance or expectations, which are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to the factors discussed under “Risk Factors” in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
INVESTOR CONTACTS:

Student Transportation Inc.
Denis J. Gallagher
Chairman and Chief Executive Officer
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
Email: ir@rideSTA.com
Website: www.rideSTA.com

Chris Harwood
Senior Vice President of Operations for STC
(705) 721-2626
charwood@ridestc.com
MEDIA CONTACT:

Lynette Viviani
(973) 534-1004
lviviani@ridesta.com